SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1 )*


                           Boulder Acquisitions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  101400 30 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101400 30 7                    13D                   Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL GROUP, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,154,582 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,154,582 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,154,582 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101400 30 7                    13D                   Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     NOT APPLICABLE
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    116,722 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,154,582 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    116,722 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,154,582 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,271,304 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101400 30 7                    13D                   Page 4 of 7 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Item 1 is hereby amended and restated in its entirety as follows:

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Boulder Acquisitions, Inc., a Nevada corporation (the "Issuer"). All share amounts reflect the Issuer's one-for-two reverse split that took place on March 19, 2004 and its 1.31722-for-one forward split that took place on June 10, 2004. The principal executive offices of the Issuer are located at 689 Laoshandong Road, Shanghai 200120, People's Republic of China.

         On June 23, 2004, the Issuer completed a stock exchange (the "Stock Exchange") with the shareholders of Sifang Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability ("Sifang Holdings"). The Stock Exchange was consummated under Nevada and Cayman Islands law and pursuant to the terms of the Securities Exchange Agreement, dated as of June 23, 2004, referred to in this Schedule 13D as the Exchange Agreement.

         Pursuant to the Exchange Agreement, the Issuer issued 13,782,636 shares of its Stock, par value $0.001 per share (on a post-forward split basis), to the shareholders of Sifang Holdings, representing approximately 89.7% of the Issuer's post-exchange issued and outstanding Stock, in exchange for 100% of the outstanding capital stock of Sifang Holdings.

         At the closing of the Stock Exchange, Sifang Holdings became a wholly-owned subsidiary of the Issuer, and the Issuer succeeded to the business of Sifang Holdings. All of the Issuer's business operations are conducted through Sifang Holdings.

         The Stock Exchange was approved in accordance with the laws of the State of Nevada and the Cayman Islands. Pursuant to the Exchange Agreement,
Timothy P. Halter ("Halter") resigned as officer of the Issuer effective immediately following the closing of the transaction. On June 24, 2004, Halter resigned as a director of the Issuer.
________________________________________________________________________________
Item 2.  Identity and Background.

         No change from initial schedule.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to include the following:

         Pursuant to a transaction effective June 24, 2004, Halter Financial Group, Inc. ("HFG") purchased for a price of $190,000 in cash 166,667 newly issued shares of Stock from the Issuer. HFG used "working capital" to purchase its Stock.

         On June 8, 2004, Halter exercised a warrant to purchase 100,000 shares of Stock at a price of $.40 per share. Such shares constituted 131,722 shares of Stock post-split. Halter's beneficial ownership of the shares of Stock underlying the warrant was previously reported on the Schedule 13D filed with the Securities and Exchange Commission on February 27, 2004. Halter used personal funds to purchase such shares upon conversion of the warrant.
________________________________________________________________________________

CUSIP No. 101400 30 7                    13D                   Page 5 of 7 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to include the following:

         The shares of Stock set forth in Item 3 were acquired by the Reporting Persons for the purpose of investment.

         Except as set forth in this Item 4, neither of the Reporting Persons has present plans or proposals that relate to or that would result in any of the following actions:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         Pursuant to Rule 13d-3(a), at the close of business on June 24, 2004, HFG may be deemed to be the beneficial owner of 1,154,582 shares of the Stock, which constitutes approximately 6.8% of the 16,850,797 shares of the Stock outstanding on June 24, 2004 (the "Outstanding Shares"). HFG either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on June 24, 2004, Halter, individually and as sole shareholder of HFG may be deemed to be the beneficial owner of 1,271,304 shares of the Stock, which constitutes approximately 7.5% of the Outstanding Shares and consists of (i) the 1,154,582 shares described in the preceding paragraph and (ii) 116,722 shares of Stock beneficially owned by Halter separately. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         During the past sixty days, the following Reporting Persons acquired the following shares of Stock on the dates and at the prices set forth below:


CUSIP No. 101400 30 7                    13D                   Page 6 of 7 Pages

------------------ --------------- ------------------ ------------------ ---------------------
 Reporting Person       Date        Number of Shares   Price per Share         How the
                                                                            transaction was
                                                                               effected
------------------ --------------- ------------------ ------------------ ---------------------
       HFG          June 24, 2004        166,167            $1.14            Private Stock
                                                                          Purchase Agreement
------------------ --------------- ------------------ ------------------ ---------------------
      Halter         June 8, 2004        131,722            $0.40         Exercise of Warrant
                                                                          to purchase 131,722
                                                                           shares of common
                                                                                 stock
------------------ --------------- ------------------ ------------------ ---------------------

         During the past sixty days, the following Reporting Person sold the following shares of Stock on the open market on the date and at the price set forth below:

------------------ --------------- ---------------------- ----------------------
 Reporting Person       Date       Number of Shares Sold     Price per Share
------------------ --------------- ---------------------- ----------------------
      Halter        June 23, 2004         15,000                  $3.00
------------------ --------------- ---------------------- ----------------------

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to a Put Option Agreement dated February 23, 2004 by and between HFG, Glenn A. Little and Little and Company Investment Securities ("Little and Company"), HFG granted to Mr. Little and Little and Company the right to sell up to 275,010 of Mr. Little and Little and Company's shares of Stock to HFG at a price of $1.45 per share. The right may be exercised upon the occurrence of certain stated conditions as set forth in the agreement and shall expire upon the earlier of (i) the day the Issuer's securities are eligible for trading on the NASDAQ, American Stock Exchange or New York Stock Exchange or
(ii) the first anniversary of the Commencement Date.

         Pursuant to the Stock Purchase Agreement whereby HFG acquired 166,667 shares of Stock, the Issuer granted HFG the right to require the Issuer to purchase up to 166,667 shares at a price of $1.14 per share. Such right may be exercised at any time after the date that is six months after the Issuer files a registration statement registering the 166,667 shares of Stock purchase by HFG. The right expires upon the earlier of such registration statement being declared effective by the Securities and Exchange Commission or such shares becoming eligible for resale under Rule 144 under the Securities Act of 1933.

         To the best knowledge of the Reporting Persons and except as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

o Halter Financial Group, Inc. Stock Purchase Agreement dated June 23, 2004 and effective June 24, 2004
o        Put Option Agreement dated February 23, 2004
________________________________________________________________________________

CUSIP No. 101400 30 7                    13D                   Page 7 of 7 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   June 28, 2004

                                           Halter Financial Group, Inc.,
                                           a Texas corporation

                                           By: /s/ Timothy P. Halter
                                              ----------------------------------
                                           Its:  President
                                               ---------------------------------



                                            /s/ Timothy P. Halter
                                           -------------------------------------
                                           Timothy P. Halter

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 23rd day of June, 2004, by and between Halter Financial Group, Inc. ("Purchaser") and Boulder Acquisitions, Inc., a Nevada Corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the Company desires to sell to Purchaser and Purchaser desires to purchase from the Company a total of 166,667 newly issued, restricted shares (the "Shares") of the common capital stock of the Company, par value $0.001 per share, upon the terms, provisions, and conditions and for the consideration hereinafter set forth;

         NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby represent, warrant, covenant, and agree as follows:

Section 1. Issuance and Sale of Shares.

         Based upon the representations, warranties, and covenants and subject to the terms, provisions, and conditions contained in this Agreement, the Company agrees to sell and deliver the Shares to Purchaser, free and clear of all liens, pledges, encumbrances, security interests, and adverse claims, and Purchaser agrees to purchase the Shares from the Company for the consideration hereinafter set forth.

Section 2. Purchase Price.

         The total purchase price to be paid to the Company by Purchaser for the Shares is $1.14 per Share (the "Purchase Price").

Section 3. The Closing.

         Upon execution of this Agreement, the Company shall deliver to Purchaser a certificate(s) evidencing the Shares issued in the name of Purchaser, and immediately upon delivery thereof, Purchaser shall deliver to the Company the Purchase Price.

Section 4. Representations and Warranties of Purchaser.

         Purchaser acknowledges and understands that the Shares are being acquired for investment in a transaction that is considered to be exempt from registration. In connection with the transactions contemplated hereby, Purchaser hereby represents and warrants to the Company that:

     a) Purchaser is acquiring the Shares solely for investment purposes and not with a view to, or for resale in connection with, any distribution thereof or with any present intention of distributing or selling any of the Shares, except as allowed by the Securities Act of 1933, as amended, or any rules or regulations promulgated thereunder (collectively, the "Act").

     b) Purchaser will hold the Shares subject to all of the applicable provisions of the Act, and Purchaser will not at any time make any sale, transfer, or other disposition of the Shares in contravention of said Act.

     c) Purchaser acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since the Shares have not been registered under the Act and therefore cannot be sold unless the Shares are subsequently registered or an exemption from registration is available.

     d) The sale of the Shares to Purchaser is being made without any public solicitation or advertisements.

Section 5. Representations and Warranties of the Company.

         In connection with the transactions contemplated hereby, the Company hereby represents and warrants to Purchaser as follows, with each such representation and warranty pertaining to the Company and its direct and indirect subsidiaries where applicable:

         5.1. Organization, Standing and Power.

         The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Company Material Adverse Effect. For purposes of this Agreement, the term "Company Material Adverse Effect" means any material adverse effect with respect to the Company, taken as a whole, or any change or effect that adversely, or is reasonably expected to adversely, affect the ability of the Company to maintain its current business operations or to consummate the transactions contemplated by this Agreement in any material respect.

5.2. Validity of Transaction.

         This Agreement and, as applicable, each other agreement contemplated hereby are valid and legally binding obligations of the Company, enforceable in accordance with their respective terms against the Company, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. At the time that the Shares are sold, assigned, transferred and conveyed to Purchaser pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid and nonassessable. The execution, delivery and performance of this Agreement have been duly authorized by the Company and will not violate any applicable federal or state law, any order of any court or government agency or the articles or certificate of incorporation of the Company. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby will not result in any breach of or default under, or result in the creation of any encumbrance upon any of the assets of the Company pursuant to the terms of any agreement by which the Company or any of its respective assets may be bound. No consent, approval or authorization of, or registration or filing with any governmental authority or other regulatory agency, is required for the validity of the execution and delivery by the Company of this Agreement or any documents related thereto.

         5.3. Capital Structure.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share (the "Company Common Stock"). On the Closing Date hereof, there will be 15,702,903 shares of Company Common Stock issued and outstanding. No shares of Company Common Stock will be held by the Company in its treasury. All outstanding shares of capital stock of the Company will have been duly authorized and validly issued, and will be fully paid and nonassessable and not subject to preemptive or similar rights. No bonds debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote are issued or outstanding. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company.

         5.4. Authority: Noncontravention.

         The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (a) conflict with any of the provisions of the charter documents or bylaws of the Company, (b) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of first refusal, termination, cancellation or acceleration of any obligation (including to pay any sum of money) or loss of a benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, ground lease, franchise, license or similar instrument or undertaking to which the Company is a party or by which the Company or any of the assets of either entity are bound, result in the creation or imposition of a material Lien or other restriction or encumbrance on any material asset of the Company, which, singly or in the aggregate, would have a Company Material Adverse Effect, or (c) subject to the governmental filings and other matters referred to in the following sentence, violate any domestic or foreign law, rule or regulation or any order, writ, judgment, injunction, decree, determination or award currently in effect except for such violations, which, singly or in the aggregate, would only have an immaterial effect. Except as otherwise required by applicable state or federal securities laws, no consent, approval or authorization of, or declaration or filing with, or notice to, any domestic or foreign governmental agency or regulatory authority (a "Governmental Entity") or any third party which has not been received or made, is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for consents, approvals, authorizations, declarations, filings and notices that, if not obtained or made, will not, individually or in the aggregate, result in a Company Material Adverse Effect. "Lien" means, collectively, all material pledges, claims, liens, charges, mortgages, conditional sale or title retention agreements, hypothecations, collateral assignments, security interests, easements and other encumbrances of any kind or nature whatsoever.

         5.5. Restrictions Upon Registration.

         The Company agrees that for the twelve month period following the execution date of this Agreement it shall not file a registration statement, of any type, with the Commission for the purpose of registering shares of the Company's common stock held by those persons who received such shares pursuant to that certain Securities Exchange Agreement, dated effective as of June 23, 2004, entered into by and among Sifang Holdings Co., Ltd., a corporation organized under the laws of the Cayman Islands ("Holding Co"), the Company and the shareholders of Holding Co.

         5.6. Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

         Except as otherwise set forth in the Company's periodic reports as filed with the U.S. Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, the Company has no Liabilities. "Liability" means, as to any person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required in accordance with GAAP to be reflected, in such person's balance sheet.

         5.7. Compliance with Applicable Laws.

         The Company has and after giving effect to the transactions contemplated hereby will have in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and to the knowledge of the Company there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Company Material Adverse Effect. To the Company's knowledge, the Company is in compliance with, and has no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, including any liability or obligation to undertake any remedial action under hazardous substances laws, except for instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect.

         5.8. Litigation, etc.

         As of the date hereof, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of the Company, threatened against the Company (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (b) the Company is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (a) and (b), (i) could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims or proceedings pending or, to the Company's knowledge, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

         5.9. Disclosure.

         The representations and warranties and statements of fact made by the Company in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

Section 6. Survival of Representations and Warranties.

         All representations, warranties, covenants, and agreements contained herein shall not be discharged or dissolved upon, but shall survive the closing and shall be unaffected by any investigation made by any party at any time.

Section 7. Registration Rights.

         7.1. Registration by the Company.

         (a) Mandatory Registration. As promptly as practicable (but in no event later than 30 days) after the date of this Agreement, the Company shall file a registration statement (the "Registration Statement") with the Commission under the Act covering the Shares.

         (b) Registration Statement Form. Registrations under this Section 7.1 shall be on such appropriate registration form of the Commission as shall be reasonably selected by the Company.

         (c) Effective Registration Statement. A registration required pursuant to this Section 7.1 shall not be deemed to have been effected (i) unless the Registration Statement has become effective and remained effective in compliance with the provisions of the Act with respect to the disposition of all of the Shares covered by such Registration Statement until such time as all of the Shares have been disposed of in accordance with the intended methods of disposition by the Purchaser set forth in such Registration Statement (unless the failure to so dispose of such Shares shall be caused solely by reason of a failure on the part of the Purchaser).

         7.2. Priority Registrations.

         Subject to the limitations set forth below, the Registration Statement may include, in addition to the Shares, other securities of the Company which are proposed to be sold for the account of the Company or any other stockholders thereof.

         7.3. Registration Procedures.

         The Company will, as expeditiously as possible:

     a) prepare and file with the Commission the requisite Registration Statement to effect such registration and thereafter use its reasonable best efforts to cause such Registration Statement to become effective;

     b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Act with respect to the disposition of all the Shares covered by such Registration Statement until the earlier of the time as all of such Shares have been disposed of in accordance with the intended methods of disposition by the Purchaser set forth in such Registration Statement or the date that the Shares are eligible for resale pursuant to the provisions of Rule 144 under the Act;

     c) furnish such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such Registration Statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Act, in conformity with the requirements of the Act, and such other documents, as the Purchaser may reasonably request;

     d) use its reasonable best efforts (i) to register or qualify the Shares under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as Purchaser shall reasonably request, (ii) to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and (iii) to take any other action which may be reasonably necessary or advisable to enable the Purchaser to consummate the disposition in such jurisdictions of the securities to be sold by the Purchaser, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (d) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

     e) use its reasonable best efforts to cause all Shares covered by such Registration Statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the Purchaser to enable the Purchaser to consummate the disposition of such Shares;

     f) notify the Purchaser at any time when a prospectus relating thereto is required to be delivered under the Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of the Purchaser promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

     g) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and, if required, make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Act and Rule 158 promulgated thereunder, and promptly furnish to Purchaser a copy of any amendment or supplement to such Registration Statement or prospectus;

     h) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all the Shares covered by such Registration Statement from and after a date not later than the effective date of such registration; and

     i) use its reasonable best efforts to list the Shares on any national securities exchange on which the shares of the same class covered by such Registration Statement are then listed and, if no such shares are so listed, on any national securities exchange on which the common stock is then listed.

         Purchaser agrees by acquisition of the Shares that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (f) of this Section 7.3, such holder will forthwith discontinue such disposition of the Shares pursuant to the Registration Statement until
Purchaser's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (f) of this Section 7.3 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to the Shares current at the time of receipt of such notice.

         7.4. Indemnification.

         (a) Indemnification by the Company. The Company will, and hereby does, indemnify and hold harmless, in the case of the Registration Statement filed pursuant to Section 7.1, the Purchaser and its respective directors, officers, partners, agents and affiliates, against any losses, claims, damages or liabilities, joint or several, to which

         Purchaser or any such director, officer, partner, agent, affiliate or controlling person may become subject under the Act or otherwise, including, without limitation, the fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company will reimburse Purchaser and each such director, officer, partner, agent, affiliate and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser, specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Purchaser or any such director, officer, partner, agent, affiliate or controlling person and shall survive the transfer of such securities by the Purchaser.

         (b) Indemnification by the Purchaser. As a condition to including the Shares in the Registration Statement, the Company shall have received an undertaking satisfactory to it from the Purchaser, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7.4(a)) each other seller, if any, the Company, and each director of the Company and each officer of the Company, with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Purchaser specifically stating that it is for use in the preparation of such Registration Statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; provided, --------- however, that the liability of such indemnifying party under this
         Section 7.4(b) shall be limited to the amount of proceeds received by such indemnifying party giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by the Purchaser.

         (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 7.4 (a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 7.4, except to the extent that the indemnifying  party is  actually  prejudiced  by such  failure  to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any actual conflict exists between the Company and such indemnified party that would make such separate representation advisable; provided, however, that the Company may limit the fees and expenses that it pays in any one legal action or group of related legal actions to those fees and expenses of one firm of attorneys (together with appropriate local counsel), which firm of attorneys (together with appropriate legal counsel) shall be designated in writing by a majority of the indemnified parties who are a party to, or are reasonably likely to become parties to, such legal action or group of related legal actions. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonably withheld or delayed, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party.

         (d) Contribution.  If the indemnification  provided for in this Section
         7.4 shall for any reason be held by a court to be unavailable to an indemnified party under Section 7.4(a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 7.4(a) or
         (b), the indemnified party and the indemnifying party under Section 7.4(a) or (b) shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the Purchaser which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and the Purchaser from the offering of the securities covered by such Registration Statement, provided, that for purposes of this clause (ii), the relative benefits received by the Purchaser shall be deemed not to exceed the amount of proceeds received by the Purchaser. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchaser's obligation to contribute as provided in this Section 7.4(d) is several in proportion to the relative value of its respective Shares covered by such Registration Statement and not joint. In addition, no person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such person's consent, which consent shall not be unreasonably withheld.

         (e) Other Indemnification. Indemnification and contribution similar to that specified in the preceding subdivisions of this Section 7.4 (with appropriate modifications) shall be given by the Company and the
         Purchaser with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Act.

         (f) Indemnification Payments. The indemnification and contribution required by this Section 7.4 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

Section 8. Put Option.

         (a)  Subject to the  provisions  of  subparagraphs  (b) and (c) or this
         Section 8, the Company hereby grants to Purchaser an option to require the Company to purchase up to 166,667 Shares at a price of $1.14 per share (the "Put Option").

         (b) The Put Option may be exercised at any time after the date that is six months after the Company files the Registration Statement registering the Shares up to and including the earlier of the date that such Registration Statement is declared effective by the Commission or the Shares are eligible for resale under Rule 144 under the Act (the "Expiration Date").

         (c) The Put Option may be exercised by written notice given by the Purchaser to the Company exercising the Put Option. If the Put Option is not exercised by the Expiration Date, then the Put Option will terminate, and be null, void and of no further effect immediately following the Expiration Date.

Section 9. Entirety and Modification.

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether oral or written, between the parties hereto relating to such subject matter. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by all parties hereto.

Section 10. Successors and Assigns.

         This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their successors and permitted assigns, heirs, and personal representatives.

Section 11. Governing Law.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

PURCHASER:                                  HALTER FINANCIAL GROUP, INC.


                                            By: /s/ Timothy P. Halter
                                               ---------------------------------
                                            Name: Timothy P. Halter
                                            Title: President

COMPANY:                                    BOULDER ACQUISITIONS, INC.


                                            By: /s /Tai Caihua
                                               ---------------------------------
                                               Tai Caihua

                              PUT OPTION AGREEMENT


         This PUT OPTION AGREEMENT (this "Agreement") is made as of this 23rd day of February, 2004 by Glenn A. Little ("Little"), Little and Company Investment Securities ("Little and Company") and Halter Financial Group, Inc. ("HFG" and together with Little and Little and Company, the "Parties").

                                    RECITALS

         WHEREAS, Little and Little and Company are the owners of an aggregate amount of 275,010 shares of common stock, par value $.001 (the "Common Stock") of Boulder Acquisition, Inc. (the "Company"); and

         WHEREAS, as provided below, HFG will irrevocably grant to Little and Little and Company an option to sell up to an aggregate amount of 275,010 of Little and Little and Company's shares of Common Stock to HFG, subject to and upon the terms and conditions set forth hereafter;

         NOW, THEREFORE, in consideration of Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged;

         THE PARTIES AGREE AS FOLLOWS:

         1. Put Option.

                  a. HFG hereby grants to Little and Little and Company an option to require HFG to purchase up to an aggregate amount of 275,010 of Little and Little and Company's shares of Common Stock at a price of $1.45 per share, under the terms of this Agreement.

                  b. The Put Option may be exercised at any time after the date that is sixty (60) days after the Company completes a reverse-merger transaction with an operating private company (the "Commencement Date") up to and including the earlier of (i) the day the Company's securities are eligible for trading on the NASDAQ, American Stock Exchange or New York Stock Exchange or (ii) the first anniversary of the Commencement Date (the "Expiration Date").

         2. Exercise of the Option.

                  a. The Put Option may be exercised by written notice given by both Little and Little and Company to HFG exercising the Put Option.

                  b. If the Put Option is not exercised by the Expiration Date, then the Put Option will terminate, and be null, void and of no further effect immediately following the Expiration Date.

         3. Little and Little and Company's Representations and Warranties. Little and Little and Company hereby represent and warrant to HFG that:

                  a. Little and Little and Company have the full legal right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby.

                  b. This Agreement has been duly executed and delivered by Little and Little and Company and is the lawful, valid and legally binding obligation of Little and Little and Company enforceable in accordance with its terms.

                  c. This Agreement does not violate any other agreement to which Little or Little and Company is a party or any agreement or law of which Little or Little and Company are aware.

         4. Notices. Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed to the applicable address as set forth in the signature page hereto or such other address as the Parties may designate in writing from time to time. Notices that are mailed shall be deemed received five (5) days after deposit in the United States mail. Notices sent by courier or overnight delivery shall be deemed received two (2) days after they have been so sent.

         5. Further Instruments and Actions. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

         6. Entire Agreement. This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. This Agreement shall be interpreted under the laws of the State of Texas without reference to conflicts of law provisions.

         7. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Parties. Any amendment or waiver effected in accordance with this paragraph shall be binding upon Little, Little and Company and HFG and their respective successors and assigns.

         8. Assignment. Neither Party may assign all or any part of its rights and/or obligations under this Agreement without the prior written consent of the other Party.

         9. Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         10. Parties In Interest--No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the Parties hereto. Neither this Agreement nor any other agreement contemplated herein shall be deemed to confer upon any other person not a Party hereto or thereto any rights or remedies hereunder or thereunder.

         11. Governing Law. This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and enforced in accordance with the laws of the state of Texas.

         12. Confidentiality - Publicity And Disclosures. Each Party shall keep this Agreement and its terms confidential, and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated herein without the prior knowledge and written consent of the other Party hereto. The foregoing shall not prohibit any disclosure: (i) required by law or regulatory authorities to be made by one of the Parties, provided that the Party required to make such disclosure shall first consult with the other Party with respect to the form and substance of the proposed disclosure; (ii) to attorneys, accountants, investment bankers, or other agents of the Parties assisting the Parties in connection with the transactions contemplated herein.

         13. Attorney's Fees. In the event that any dispute among the Parties to this Agreement should result in litigation, the prevailing Party in such dispute shall be entitled to recover from the losing Party all fees, costs and expenses of enforcing any right of such prevailing Party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

         14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



                                        Halter Financial Group, Inc.


Address: 12890 Hilltop Road             By: /s/ Timothy P. Halter
         Argyle, Texas  76226              -------------------------------------
                                           Timothy P. Halter, President


Address: 211 West Wall Street           By: /s/ Glenn A. Little
         Midland, Texas  79701-4556        -------------------------------------
                                           Glenn A. Little, Individually


                                        Little and Company Investment Securities


Address: 211 West Wall Street           By: /s/ Glenn A. Little
         Midland, Texas  79701-4556        -------------------------------------
                                           Glenn A. Little, President




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